Exhibit 99.7

MANAGER’S MEETING GUIDE

Objective: To review the information provided during the teleconference and elicit questions from employees.

Teleconference Summary:

  On Friday, September 16, Océ N.V., a Netherlands based, global leader in the copier, printer and document management industry, announced their intent to launch a friendly tender offer to buy all of the outstanding Imagistics shares. If Océ is successful, then we will be acquired by Océ and become a wholly owned subsidiary of Océ.

  A tender is an offer to purchase a company’s shares at a certain price, usually a premium over existing share price, for a limited period of time. Océ is offering Imagistics shareholders $42 a share, a 25% premium over the price of yesterday’s stock. The offer will expire 20 business days after the formal launch begins. Shareholders decide whether they want to accept the offer and tender their shares. Our Board of Directors has unanimously approved this transaction. The transaction is expected to close immediately following the expiration of the offer. As a note, the Océ offer does not preclude another company from making a more attractive offer to our shareholders.

  Océ is a global leader in the copier, printer and document management industry, based in Venlo, The Netherlands. It has direct sales and service capabilities in 31 countries, indirect sales in 50 countries and 21,300 employees worldwide.

  Océ primarily serves the high-speed production and wide format copier markets, provides document management services (i.e., facilities management) and has a limited presence in the high end of the office market. They primarily serve segment 5 and higher.

  Océ had 2004 revenue of approximately $3.2 billion, with 35% of that from their U.S. business.

  Océ has a culture and core values very similar to ours: strong financial discipline, high quality products, and customer focus.

  We believe that we are a very good fit with Océ. They need a broader product offering in segments 1-5, greater distribution (both sales and service) in the U.S. market, and improved growth prospects in the U.S. office market. We benefit by a larger scale and global presence, entry into the high volume production and wide format markets, entry into the facilities management business and additional leasing options in the U.S. Together we will offer a complete line of products and services for our customers and have superior growth prospects and act as their largest division in North America.
  We believe that there are tremendous benefits to us: we will be able to offer a broader product line, have greater presence globally, and have better access to capital to execute our growth strategy.
  Imagistics will be named: Océ Imagistics. Marc Breslawsky and Joe Skrzypczak will complete the calendar year 2005 in their current capacity. Effective January 1, 2006, Marc Breslawsky will lead Océ’s entire North American business and will be recommended for election to Océ’s Executive Board. Joe Skrzypczak will lead Océ Imagistics, serving the office market in the U.S. and be headquartered in Trumbull, CT.
  For our direct sales and service staff, we will be providing a broader product line, including printers and facilities management, and access to a global market. For our support staff, there will be little immediate change. Longer term we need to examine the opportunities presented by combining the companies and adjust where it makes sense.
  We believe that this acquisition is a win win for our all of our constituencies: for our shareholders—they benefit from the premium Océ is offering; for our vendors—they benefit by access to a global customer base; for our customers— they will have access to a wider array of products and services; and for our employees—we will be part of a larger organization with access to a broader base of products and services, customers, and capital.

Questions:

  Although this announcement has just been released, what questions do you have?

  (Please forward these questions at the 3:00 p.m. Eastern Time conference call or to dana.wirth@imagistics.com).
  We do not have all of the answers today, however, we plan on sharing information with employees on a regular basis, as it clarifies, through the Employee Portal.

Summary:

  Information regarding this transaction will be available on the Employee Portal under the My Company tab. We have posted the press release, the employee email announcing the transaction, speaking points and letters to customers, suppliers and vendors, and the first Q&A. The web cast will be posted after 5:30 p.m. Eastern Time today, Friday, September 16.

  Additional Q&A’s will be posted on a regular basis on the Employee Portal as we receive the questions.

  If you have additional questions and do not want to ask me, please feel free to email Dana Wirth at dana.wirth@imagistics.com directly or call the Human Resources hotline at 1-800-468-8970.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Imagistics common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).